Peter M. Carlson

Executive Vice President and

Chief Accounting Officer

pcarlson@metlife.com

April 11, 2013

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 001-15787

Dear Mr. Rosenberg:

This letter sets forth the response of MetLife, Inc. (the “Company”) to the comments contained in your letter dated March 28, 2013, regarding the Company’s Report on Form 10-K filed on February 27, 2013.

In response to your comments, we have reproduced your comments below in boldface, italic type and set forth our response immediately below each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Goodwill, page 89

1.	Please provide us proposed disclosure to be included in future filings to clarify why the Department of Financial Service inquiry into the use of captive or off-shore reinsurers and the National Association of Insurance Commissioners’ (“NAIC”) study of the use of captives would affect the value of your retail annuities goodwill. Please clarify if these inquiries may have a future effect on your results of operations.

Mr. James B. Rosenberg

Securities and Exchange Commission

April 11, 2013

Management Response:

Proposed Disclosure

In future periods when these activities are disclosed, we will add the following disclosure within “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Summary of Critical Accounting Estimates – Goodwill”:

Within the Retail Annuities reporting unit, most variable annuity guaranteed minimum benefit rider risk has historically been reinsured within a wholly-owned captive reinsurance subsidiary. As permitted, we calculate regulatory capital for that entity using less conservative assumptions than would be required to calculate minimum capital for this business by the ceding domestic insurance subsidiary. In prior period goodwill impairment analyses, management’s assessment was that a buyer would base its appraisal on the assumption that it would be able to continue to maintain these reinsurance arrangements indefinitely. In the third quarter of 2012, as captive reinsurers came under increased regulatory scrutiny, we believed that a buyer as of September 30, 2012 would no longer take the view that replicating such a regulatory capital structure using captives would be viable indefinitely and, therefore, would require a higher capital charge for the Retail Annuities reporting unit.

Clarification

For a discussion of potential effects of these inquiries on the Company’s results of operations, please see “Business – U.S. Regulation – Holding Company Regulation – Insurance Regulatory Examinations” (page 19 of the Company’s 2012 Form 10-K) and “Risk Factors – Regulatory and Legal Risks – Our Insurance and Brokerage Businesses Are Highly Regulated and Changes in Regulation and in Supervision and Enforcement Policies May Reduce Our Profitability and Limit Our Growth” (page 38 of the Company’s 2012 Form 10-K). In future periods when these activities are disclosed, we will add a cross-reference to such discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Summary of Critical Accounting Estimates – Goodwill.” If increased regulatory scrutiny of the use of captive or off-shore reinsurance arrangements results in diminished viability of such arrangements, the Company’s U.S. GAAP results of operations and regulatory capital and surplus could be adversely affected, and appropriate disclosure would be included in future filings.

Results of Operations

Consolidated Results

Year Ended December 31, 2012 Compared with the Year Ended December 31, 2011, page 95

2.	Please provide us proposed disclosure to be included in future filings to address the following:

•	Please break out the $1.2 billion charge between the amount related to DAC, the amount related to reserves and the amount related to intangibles.

•	Please identify the key assumptions that changed as a result of the global review and the factors that caused these assumptions to change.

Mr. James B. Rosenberg

Securities and Exchange Commission

April 11, 2013

•	For the $526 million reflected in net derivative gains (losses), please clarify where this is reflected in the table on page 96.

•

You provide a breakdown of the derivatives gains (losses) in the table on pages 96 and 98. Please clarify the specific factors which caused significant fluctuation from period to period in the nonperformance risk factor and explain why those factors changed.

•

Your discussion on pages 96 and 98 relating to the change in market and other risk factors focuses on the net change. Please revise to clarify the specific factors that caused the significant fluctuation from period to period in the market and other risk factor on a gross basis. In addition, please provide a breakdown of the factors included in market and other risks. The breakdown in the bullets beginning on pages 96 and 99 only appears to address the market factors.

Management Response:

In future periods when these activities are disclosed, we will include the following disclosure, adjusted to reflect actual results for the period, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Result of Operations – Consolidated Results”:

Results for 2012 include a $1.2 billion ($753 million, net of income tax) charge associated with the global review of assumptions related to DAC, reserves and certain intangibles, of which $526 million ($342 million, net of income tax) was reflected in net derivative gains (losses) within the “market and other risks in embedded derivatives” component of net derivative gains (losses). Of the $1.2 billion charge, $1.1 billion ($740 million, net of income tax) and $77 million ($50 million, net of income tax) related to reserves and intangibles, respectively, partially offset by $57 million ($37 million, net of income tax) associated with a review of assumptions related to DAC.

As a result of the global review of assumptions, changes were made to policyholder related assumptions, Company specific assumptions and economic assumptions. The most significant impacts related to policyholder surrenders, anticipated future dividend scales and general and separate account returns.

Changes to policyholder related assumptions resulted in reserve increases with corresponding favorable DAC changes of approximately $700 million ($455 million, net of income tax) for the year ended December 31, 2012. The most significant contributor to the increase in reserves was the change in the assumption regarding policyholder surrenders. The policyholder surrenders for our variable deferred annuity block have been trending lower as there are fewer new annuity products available and as the value of the rider guarantees has increased over time relative to actual equity performance and low interest rates. We also decreased our general account earned rate as well as the expected future performance in the separate accounts due to current and anticipated low interest rates for an extended period of time, resulting in an acceleration of amortization and an increase in insurance liabilities of approximately $240 million ($156 million, net of income tax). In addition, we also updated the future cash flows and corresponding dividend scales associated with the closed block as a result of current and anticipated low interest rates for an extended period of time, contributing to the acceleration of DAC amortization of approximately $115 million ($75 million, net of income tax).

See Note 1 of the Notes to the Consolidated Financial Statements for a discussion of the Company’s impairment charge of $77 million ($50 million, net of income tax) resulting from actual persistency experience being less favorable than what was assumed when the asset was acquired.

Mr. James B. Rosenberg

Securities and Exchange Commission

April 11, 2013

Commencing with the Company’s Form 10-Q filing for the quarter ended March 31, 2013, we will include substantially the following disclosure (additional proposed disclosure in bold), adjusted to reflect actual results for the period, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Consolidated Results”:

The table below presents the impact on net derivative gains (losses) from non-VA program derivatives and VA program derivatives:

	Years Ended December 31,		Change
	2012	2011
		(In millions)
Non-VA program derivatives
Interest rate	$271	$2,536	$(2,265)
Foreign currency exchange rate	(426)	171	(597)
Credit	(105)	173	(278)
Equity	1	6	(5)
Non-VA embedded derivatives	(61)	17	(78)

Total non-VA program derivatives	(320)	2,903	(3,223)

VA program derivatives
Market risks in embedded derivatives	4,303	(2,332)	6,635
Nonperformance risk on embedded derivatives	(1,659)	1,822	(3,481)
Other risks in embedded derivatives	(1,344)	(791)	(553)

Total embedded derivatives	1,300	(1,301)	2,601
Freestanding derivatives hedging embedded derivatives	(2,899)	3,222	(6,121)

Total VA program derivatives	(1,599)	1,921	(3,520)

Net derivative gains (losses)	$(1,919)	$4,824	$(6,743)

The unfavorable change in net derivative gains (losses) on non-VA program derivatives was $3.2 billion ($2.1 billion, net of income tax). This was primarily due to long-term interest rates increasing in the current period but decreasing in the prior period, unfavorably impacting receive-fixed interest rate swaps, long interest rate floors and receiver swaptions. These freestanding derivatives are primarily hedging long duration liability portfolios. The weakening of the U.S. dollar and Japanese yen relative to other key currencies unfavorably impacted foreign currency forwards and swaps, which primarily hedge certain foreign denominated bonds. Additionally, the narrowing of credit spreads in the current period compared to widening in the prior period unfavorably impacted credit default swaps hedging certain bonds. Because certain of these hedging strategies are not designated or do not qualify as accounting hedges, the changes in the estimated fair value of these freestanding derivatives are recognized in net derivative gains (losses) without an offsetting gain or loss recognized in earnings for the item being hedged.

The unfavorable change in net derivative gains (losses) on VA program derivatives was $3.5 billion ($2.3 billion, net of income tax). This was due to an unfavorable change of $3.5 billion ($2.3 billion, net of income tax) related to the change in the nonperformance risk adjustment on embedded derivatives, a favorable change of $514 million ($334 million, net of income tax) on market risks in embedded derivatives, net of the impact of freestanding derivatives hedging those risks, and an unfavorable change of $553 million ($359 million, net of income tax) on other risks in embedded derivatives. Other risks relate primarily to the impact of policyholder behavior and other non-market risks that generally cannot be hedged.

Mr. James B. Rosenberg

Securities and Exchange Commission

April 11, 2013

The $3.5 billion ($2.3 billion, net of income tax) unfavorable change in nonperformance risk from a gain of $1.8 billion ($1.2 billion, net of income tax) in 2011 to a loss of $1.7 billion ($1.1 billion, net of income tax) in 2012 was due to changes in the Company’s own credit spread and the impact of capital market inputs on the variable annuity guarantees. The Company calculates nonperformance risk as the change in the embedded derivative discounted at the risk adjusted rate (which includes the Company’s own credit spread) less the change in the embedded derivative discounted at the risk free rate. The nonperformance risk loss of $1.7 billion ($1.1 billion, net of income tax) in 2012 was due to a decrease in the Company’s own credit spread, the increase in the long-term risk free interest rate, and the increase in key equity index levels. The nonperformance risk gain of $1.8 billion ($1.2 billion, net of income tax) in 2011 was due to an increase in the Company’s own credit spread, the decrease in the long-term risk free interest rate, and the decrease in key equity index levels.

When equity index levels decrease in isolation, the guarantees become more valuable to policyholders, which results in an increase in the undiscounted embedded derivative liability. Discounting this unfavorable change by the risk adjusted rate yields a smaller loss than by discounting at the risk free rate, thus, creating a gain from including an adjustment for nonperformance risk.

When the risk free interest rate decreases in isolation, discounting the embedded derivative liability produces a higher valuation of the liability than if the risk free interest rate had remained constant. Discounting this unfavorable change by the risk adjusted rate yields a smaller loss than by discounting at the risk free rate, thus, creating a gain from including an adjustment for nonperformance risk.

When the Company’s own credit spread increases in isolation, discounting the embedded derivative liability produces a lower valuation of the liability than if the own credit spread had remained constant. As a result, a gain is created from including an adjustment for nonperformance risk. For each of these primary market drivers, the opposite effect occurs when they move in the opposite direction.

The foregoing favorable change of $514 million ($334 million, net of income tax) is comprised of a $6.1 billion ($4.0 billion, net of income tax) unfavorable change in freestanding derivatives that hedge market risks in embedded derivatives, which was more than offset by a $6.6 billion ($4.3 billion, net of income tax) favorable change in market risks in our embedded derivatives.

The primary changes in market factors are summarized as follows:

•

Long-term interest rates increased in the current period but decreased in the prior period and contributed to an unfavorable change in our freestanding derivatives and favorable changes in our embedded derivatives.

•

Key equity index levels improved in the current period but decreased in the prior period, and equity volatility decreased in the current period but generally increased in the prior period. These changes contributed to an unfavorable change in our freestanding derivatives and a favorable change in our embedded derivatives.

•	Changes in foreign currency exchange rates contributed to an unfavorable change in our freestanding derivatives and favorable changes in our embedded derivatives.

Mr. James B. Rosenberg

Securities and Exchange Commission

April 11, 2013

The foregoing $553 million ($359 million, net of income tax) unfavorable change in other risks in embedded derivatives was primarily due to:

•

Periodic updates to actuarial assumptions, such as changes in policyholder behavior and mortality, which resulted in an unfavorable year over year change in the valuation of the embedded derivatives. The primary driver of the change related to a reduction in lapse assumptions in the current year.

•

Periodic refinements in valuation models to better reflect product features and the projected capital markets environment, which resulted in a favorable year over year change in the valuation of the embedded derivatives.

•	Periodic updates to the mapping of policyholder funds into groups of representative indices, which resulted in an unfavorable year over year change in the valuation of the embedded derivatives.

•

The combination of all other factors, such as in-force changes, the cross effect of capital markets changes, and the basis mismatch between assets and liabilities, which resulted in a favorable year over year change in the valuation of the embedded derivatives.

Derivatives, page 141

3.	Based on the table on page 274, it appears that 91% of your hedges do not qualify as accounting hedges. Please provide us proposed disclosure to be included in future filings to clarify why the hedges do not qualify for hedge accounting, i.e. underlying different from the hedged item, effectiveness of the hedge, sensitivity to changes in rates, etc. Discuss any risks that may be the result of factors that precluded hedge accounting.

Management Response:

Commencing with the Company’s Form 10-Q filing for the quarter ended March 31, 2013, we will include the following disclosure in the Derivatives Note of the Notes to the Interim Condensed Consolidated Financial Statements as a footnote to the table Primary Risks Managed by Derivatives and Non-Derivative Hedging Instruments:

Based on notional amounts, a substantial portion of the Company’s derivatives was not designated or did not qualify as part of a hedging relationship as of December 31, 2012. The Company’s use of derivatives includes (i) derivatives that serve as macro hedges of the Company’s exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules; (ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; (iii) derivatives that economically hedge embedded derivatives that do not qualify for hedge accounting because the changes in estimated fair value of the embedded derivatives are already recorded in net income; and (iv) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship.

For these non-qualified derivatives, changes in market factors can lead to the recognition of fair value changes in the consolidated statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

Mr. James B. Rosenberg

Securities and Exchange Commission

April 11, 2013

Credit Derivatives, page 142

4.	You disclose in Note 9 on page 280 that you had a maximum exposure to written credit default swaps of $8.9 billion and $7.7 billion at December 31, 2012 and 2011, respectively. Please provide us proposed disclosure to be included in future filings to address the following:

•	Discuss the factors that caused the significant increase in your maximum exposure from December 31, 2011 to December 31, 2012.

•

Discuss the reasons for the significant swings in the fair value on page 280 of your written credit default swaps. If the increase in fair value is reflective of an increased risk in your exposure to future payouts, please discuss that risk and any triggers that may result in a payout.

•	Quantify separately the gross realized gains and losses from your written and purchased credit default swaps for each period and discuss the reasons for any significant fluctuations.

•

Provide disclosure regarding the notional amount of your credit default swaps separately for written and purchased credit default swaps and discuss any changing trends in those notional amounts. In this regard, please clarify how your statement on page 281 that written credit default swaps held in relation to the trading portfolio amounted to $10 million in notional and $0 in fair value at December 31, 2012 relates to the table presented on page 280.

•

Separately disclose written and purchased credit default swaps in the tables on pages 274 and 276 and reconcile to the table on page 280. In this regard, please clarify why the fair values for the credit default swaps on page 274 differ from those in the table on page 280.

Mr. James B. Rosenberg

Securities and Exchange Commission

April 11, 2013

Management Response:

Commencing with the Company’s Form 10-Q filing for the quarter ended March 31, 2013, we will add the following disclosure, adjusted to reflect actual results for the period, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Investments – Derivatives”:

Credit Derivatives. The following table presents the gross notional amount, estimated fair value, gross gains (losses) and net gains (losses) recognized in income for credit default swaps for the years ended:

Credit Default Swaps (1)	December 31,
	2012					2011
	Notional Amount	Estimated Fair Value	Gross Gains	Gross (Losses)	Net Gains (Losses)	Notional Amount	Estimated Fair Value	Gross Gains	Gross (Losses)	Net Gains (Losses)
	(In millions)
Purchased	$3,674	$(23)	$9	$(322)	$(313)	$5,455	$254	$273	$(16)	$257
Written	8,879	74	159	(8)	151	7,681	(41)	23	(100)	(77)

Total	$12,553	$51	$168	$(330)	$(162)	$13,136	$213	$296	$(116)	$180

(1)	The notional amount and estimated fair value for purchased credit default swaps in the trading portfolio was $380 million and $(1) million, respectively, at December 31, 2012 and $424 million and $7 million, respectively, at December 31, 2011. The notional amount and estimated fair value for written credit default swaps in the trading portfolio was $10 million and $0 million, respectively, at December 31, 2012 and $10 million and $(1) million, respectively, at December 31, 2011. Gains (losses) on credit default swaps in the trading portfolio are reported in net investment income.

The maximum amount at risk related to our written credit default swaps is equal to the corresponding notional amount. The increase in the notional amount of written credit default swaps is primarily a result of our decision to add to our credit replication holdings within the Company. In a replication transaction, we pair an asset on our balance sheet with a written credit default swap to synthetically replicate a corporate bond, a core asset holding of life insurance companies. Replications are entered into in accordance with the guidelines approved by insurance regulators and are an important tool in managing the overall corporate credit risk within the Company. In order to match our long-dated insurance liabilities, we will seek to buy long-dated corporate bonds. In some instances, these may not be readily available in the market, or they may be issued by corporations to which we already have significant corporate credit exposure. For example, by purchasing Treasury bonds (or other high-quality assets) and associating them with written credit default swaps on the desired corporate credit name, we, at times, can replicate the desired bond exposures and meet our asset-liability management needs. In addition, given the shorter tenor of the credit default swaps (generally 5-year tenors) versus a long-dated corporate bond, we have more flexibility in managing our credit exposures.

The $115 million increase in the fair value of written credit default swaps during 2012 was attributable to an overall decline in credit spreads and the increase in the notional amount of written credit default swaps during the period.

The notional amount of the Company’s purchased credit default swaps declined by $1.8 billion during 2012. This decline was principally attributable to a reduction in the amount of purchased credit default swaps referencing issuers in the financial sector due to an improvement in the credit outlook of such issuers. The $277 million decrease in the fair value of purchased credit default swaps during 2012 was attributable to an overall decline in credit spreads and the decrease in the notional amount of purchased credit default swaps during the period.

Mr. James B. Rosenberg

Securities and Exchange Commission

April 11, 2013

Commencing with the Company’s Form 10-Q filing for the quarter ended March 31, 2013, we will separately disclose purchased and written credit default swaps in the Company’s Primary Risks Managed by Derivatives and Non-Derivative Hedging Instruments table and in the Company’s Non-Qualifying Derivatives and Derivatives for Purposes Other Than Hedging table in the Derivatives Note of the Notes to the Interim Condensed Consolidated Financial Statements.

The fair values for credit default swaps on page 274 of the Company’s 2012 Form 10-K include all credit default swaps (written and purchased) while the fair values for credit default swaps on page 280 include only written credit default swaps.

Notes to Consolidated Financial Statements

3. Acquisitions and Dispositions

Pending Dispositions

MetLife Bank, page 222

5.	Please tell us why the disposition of MetLife Bank was not treated as discontinued operation and your consideration of ASC 205-20.

Management Response:

The divestiture of MetLife Bank was accomplished through three separate commitments to sell/transfer assets and liabilities to three different acquirers: (i) depository business1 – commitment in December 2011 with sale/transfer in January 2013, (ii) reverse mortgage servicing business – commitment in November 2012 with sale/transfer in December 2012, and (iii) forward mortgage servicing business – commitment in January 2012 with sales/transfers in June 2012 and September 2012. In addition, mortgage origination activities conducted by MetLife Bank were not sold or transferred but were shut down.

The Company considered the requirements of ASC 205-10/20 and ASC 360-10 in connection with these transactions. As further explained below, the separate events relating to the divestiture of MetLife Bank did not qualify for discontinued operations reporting as the events did not meet the definition of a component of an entity as required by ASC 205-20-45-1 and defined by ASC 205-10-20.

Analysis of Separate Divestiture Events

Transfer of Depository Business

The guidance in ASC 205-10/20 provides that, for purposes of reporting discontinued operations, a component of an entity should have operations and cash flows that can be clearly distinguished

[1]	As used in this response, “business” is a generic term and does not have the same meaning as the term is defined in Accounting Standards Codification

Mr. James B. Rosenberg

Securities and Exchange Commission

April 11, 2013

operationally and for financial reporting purposes from the rest of the entity. The Company did not consider or separately manage and report the depository business of MetLife Bank as a reportable segment, operating segment, or reporting unit. MetLife Bank’s depository business was part of a larger operation that was comprised of an integrated set of activities and functions designed primarily to generate funds through customer deposits and borrowings from the Federal Home Loan Bank (“FHLB”) and then re-invest those funds to create a spread. The deposits and FHLB borrowings were also used as one of the funding sources for mortgage originations, where loans were originated and sold (with servicing retained). These deposits were not managed or allocated to specific investments or mortgage funding. Instead, blended interest expense on these deposits and the FHLB borrowing was allocated to the investments and the funding of the mortgage business. This allocation method precluded the deposits from being fully separable from the spread business and precluded the spread business from being fully separable from the rest of MetLife Bank’s operations.

In addition, there were no significant long-lived assets associated with the transfer of the depository business. Therefore, the depository business did not represent an asset group or disposal group as defined by ASC 360-10-20. The transaction was comprised of a transfer of financial instruments, which are specifically excluded under ASC 360-10-15-5 when not part of a disposal group.

Based on the above, the Company concluded that the depository business did not meet the definition of a component of an entity and did not present the transfer of such business as discontinued operations.

Exit from Forward and Reverse Mortgage Origination and Servicing Businesses

The cash flows associated with the forward and reverse mortgage origination and servicing businesses also could not be separated from the rest of the MetLife Bank operations since the Company did not separately manage or report such businesses as a reportable segment, operating segment, or reporting unit. As previously stated, MetLife Bank’s operations were comprised of an integrated set of activities and functions designed primarily to generate funds (through customer deposits and borrowings from the FHLB) and then invest those funds to create a spread or to fund loan originations that would be sold with servicing retained.

Additionally, the mortgage servicing dispositions did not involve the transfer of any significant long-lived assets and, therefore, did not represent an asset group or disposal group. ASC 360-10-15-5 specifically excludes servicing assets when not part of a disposal group.

Based on the above, the Company concluded that the forward and reverse mortgage origination and servicing businesses did not meet the definition of a component of an entity and did not present the exit of such businesses as discontinued operations.

Analysis of the Combined Divestiture Events

The Company also considered whether the divestiture of the operations of MetLife Bank in its entirety should be reported as discontinued operations. The Company determined that each of the individual events required separate evaluation for discontinued operations treatment. The Company

Mr. James B. Rosenberg

Securities and Exchange Commission

April 11, 2013

determined that it would not be appropriate to collectively combine the individual events to create a single component or disposal group for purposes of evaluating for discontinued operations treatment. The Company applied the definition of disposal group in ASC 205-20-20 in reaching that conclusion (emphasis added):

A disposal group for a long-lived asset or assets to be disposed of by sale or otherwise represents assets to be disposed of together as a group in a single transaction and liabilities directly associated with those assets that will be transferred in the transaction.

Such language above indicates that each divestiture event should be evaluated based on its own facts and circumstances.

10. Fair Value

Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

6.	Please provide proposed disclosure to the table to be included in future filings to address the following:

•	Clarify the basis used to determine the weighted average of inputs; and

•	Include the weighted average of input ranges where not currently provided, or clarify why it is not provided and provide a qualitative discussion of the range.

Management Response:

For fixed maturity securities, the current disclosure conforms to the illustrative disclosure provided in the guidance at ASC 820-10-55-103, where a weighted average is not presented for securities that utilize the consensus pricing valuation technique and the unobservable input of offered quotes. However, commencing with the Company’s Form 10-Q filing for the quarter ended March 31, 2013, we will disclose the bases used to determine the weighted average of input ranges for all fixed maturity securities. For freestanding and embedded derivatives, the valuations are determined by a range of inputs across a yield curve, basis curve, volatility surface, or other relevant surface. Since each valuation uses all of the inputs across that range, we believe that disclosure of a single weighted average implies a level of precision that may be misleading to financial statement users. Accordingly, we plan to supplement our existing disclosure with a qualitative description of the applicable ranges. For example, for interest rate derivatives where the swap yield is a significant unobservable input, we will include the following as a footnote to the table:

Ranges represent the rates across different yield curves and are presented in basis points. The swap yield curve is utilized among different types of derivatives to project cash flows, as well as to discount future cash flows to present value. Since this valuation methodology uses a range of inputs across a yield curve to value the derivative, presenting a range is more indicative of the unobservable input used in the valuation.

*****

Mr. James B. Rosenberg

Securities and Exchange Commission

April 11, 2013

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail at RosenbergJ@SEC.GOV, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,

/s/ Peter M. Carlson Peter M. Carlson

cc:	Steven A. Kandarian
John C. R. Hele